Filed by Sabine Production Partners, LP
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sabine Royalty Trust Commission File Number: 333-127203
FOR IMMEDIATE RELEASE:
Sabine Production Partners, LP Announces Mailing of Form S-4 Registration/Proxy Statement Declared Effective by SEC
     Fort Worth, Texas — January 4, 2006 — Sabine Production Partners, LP today announced that it has mailed to unit holders of Sabine Royalty Trust (NYSE: SBR) its Proxy Statement/Prospectus, which the Securities and Exchange Commission has declared effective. Sabine Production Partners, LP has been recently formed by Cano Petroleum, Inc., Carlile Management, LLC, and Haddock Enterprises, LLC, which have significant experience in oil and natural gas development, company building or both.
     Sabine Production Partners, LP is soliciting proxies in order to request that existing SBR unit holders call a special meeting and cause SBR to engage in the following transaction: the voluntary termination and winding-up of SBR; the sale of the assets of SBR to Sabine Production Partners, LP in exchange for 14,579,345 common units, each representing a limited partnership interest in Sabine Production Partners, LP, and the immediate liquidation of SBR and the distribution of the limited partnership interests acquired in the asset sale to the holders of SBR units on a one-for-one basis; and the amendment of certain provisions of the trust agreement governing SBR to make it more likely that the proposed transaction will be consummated.
     A special meeting of unit holders of SBR, if called, will be held in Dallas on a date to be determined. The purpose of this meeting will be for unit holders to vote on and approve the proposed transaction.
     As soon as reasonably practical following consummation of the proposed transaction and the completion of a proposed revolving credit facility described in the Proxy Statement/Prospectus, Sabine Production Partners, LP intends to make a special cash distribution equal to $0.50 per unit to each holder of its common units.
     Sabine Production Partners, LP will host informational meetings for unit holders on the proposed transaction at various dates and locations posted on its website www.sabinepartners.com.
About Sabine Production Partners, LP
Sabine Production Partners, LP, a Delaware limited partnership, was formed for the purpose of acquiring substantially all of the assets of SBR, distributing its common units to the former unit holders of SBR upon the termination and liquidation of SBR and otherwise executing the business plan discussed in the Registration Statement, of which the Proxy Statement/Prospectus form a part, filed with the SEC.
About Sabine Royalty Trust
Sabine Royalty Trust (NYSE: SBR) is a publicly traded royalty trust that owns royalty interests in gross production of oil, gas and other minerals, free of the costs of production. The royalty properties owned by SBR are reported to consist of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, non participatory interests in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. The Trustee of SBR is Bank of America, N.A., Dallas, Texas. Additional information is available at SBR’s website at http://www.sbr-sabineroyalty.com.
Additional Information and Where to Find It:
The Proxy Statement/Prospectus mailed to SBR unit holders is contained in Sabine Production Partners, LP’s Form S-4 Registration Statement, Registration No. 333-127203, declared effective by the Securities and Exchange Commission on December 13, 2005. Investors and SBR unit holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully in their entirety because they contain important information about Sabine Production Partners, LP, SBR, the proposed transaction, the persons soliciting proxies relating to the proposed transaction, their interests in the transaction and related matters. Investors and unit holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus may also be obtained from Sabine Production Partners, LP by directing a request by telephone to (800) 519-4866 or by mail to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102 or by mail from its solicitation agent, Georgeson Shareholder Communications Inc., 17th State Street, New York, New York, 10004, or by telephone to (866) 729-6808 (banks and brokers may call (212) 440-9800).
The Registration Statement, including its exhibits and schedules, may be inspected and copied at the SEC’s public reference room at 100 F Street, Room 1580, Washington, D.C. 20549. SBR files annual, quarterly and special reports, proxy statements and other information with the SEC. Any reports, statements or other information filed by SBR may be read and copied at the SEC public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Sabine Production Partners, LP’s and SBR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
Source: Sabine Production Partners, LP
Contact: Gerald Haddock, (817) 885-8390